SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*

                                 GAMESTOP CORP.
                                (Name of Issuer)

                Class B Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  36466R 20 0
                                 (CUSIP Number)

                              R. Richard Fontaine
                          2250 William D. Tate Avenue
                             Grapevine, Texas 76051
                            Tel. No.: (817) 424-2000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 17, 2005
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 6 Pages)

CUSIP No. 36466R 20 0                13D                             Page 2 of 6
_______________________________________________________________________________

     NAME OF  REPORTING  PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1
     Leonard Riggio
_______________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [  ]
                                                                       (b) [  ]
_______________________________________________________________________________
3    SEC USE ONLY
_______________________________________________________________________________

     SOURCE OF FUNDS*
4
     Not applicable.
_______________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5    PURSUANT TO ITEM 2(d) or 2(e)                                         [  ]
_______________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_______________________________________________________________________________
NUMBER OF       7    SOLE VOTING POWER

SHARES               4,601,990
                _______________________________________________________________
BENEFICIALLY    8    SHARED VOTING POWER

OWNED BY             654,946
                _______________________________________________________________
EACH            9    SOLE DISPOSITIVE POWER

REPORTING            4,601,990
                _______________________________________________________________
PERSON          10   SHARED DISPOSITIVE POWER

WITH                 654,946
_______________________________________________________________________________
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
     5,559,648
_______________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
_______________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.6%
_______________________________________________________________________________
     TYPE OF REPORTING PERSON*
14
     IN
_______________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 36466R 20 0                13D                             Page 3 of 6

Item 1.   Security and Issuer.

This statement constitutes Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Leonard Riggio (the "Reporting Person") in connection with the Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), of GameStop Corp., a Delaware corporation with its principal executive offices at 2250 William D. Tate Avenue, Grapevine, Texas 76051 (the "Company").

In accordance with Exchange Act Rule 13d-2, this Amendment No. 1 amends and supplements only information that has materially changed since the November 22, 2004 filing by the Reporting Person of the Schedule 13D. Unless otherwise indicated herein, terms used but not otherwise defined in this Amendment No. 1 shall have the same resepctive meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction

     The following Item 4 of Schedule 13D is hereby amended and supplemented by adding the following:

     This Amendment No. 1 relates to a voting agreement (the "Voting Agreement") entered into by the Reporting Person, Barnes & Noble College Booksellers, Inc. and The Riggio Foundation (the "Stockholders") and Electronics Boutique Holdings Corp., a Delaware corporation ("EB"), in connection with the execution of an Agreement and Plan of Merger (the "Merger Agreement") among the Company, EB, GameStop, Inc., a Minnesota corporation, GSC Holdings Corp., a Delaware corporation and wholly-owned subsidiary of GameStop, Inc. ("Holdco"), Cowboy Subsidiary LLC, a Delaware limited liability company and wholly-owned subsidiary of Holdco ("GameStop Merger Sub") and Eagle Subsidiary LLC, a Delaware limited liability company and wholly-owned subsidiary of Holdco ("EB Merger Sub" and, together with GameStop Merger Sub, the "Merger Subs") providing for a business combination whereby (i) GameStop, Inc. formed Holdco, (ii) GameStop Merger Sub will merge into the Company (the "GameStop Merger") with the Company as the surviving corporation and (iii) EB Merger Sub will merge into EB (the "EB Merger" and, together with the GameStop Merger, the "Mergers") with EB as the surviving corporation and the Company and EB will become direct wholly-owned subsidiaries of Holdco.

     At the Effective Time (as defined in the Merger Agreement), the Company stockholders will be entitled to receive in exchange for each share of Class A Common Stock, par value $.001 per share ("Class A Common Stock" and together with Class B Common Stock, the "Company Common Stock"), one share of Holdco Class A Common Stock and for each share of Class B Common Stock, one share of Holdco Class B Common Stock. EB stockholders will be entitled to receive in exchange for each share of Common Stock of EB (i) $38.15 in cash without interest and (ii) .78795 shares of Holdco Class A Common Stock.

     Pursuant to the Voting Agreement, the Stockholders have agreed to vote the shares of Company Common Stock beneficially owned by the Stockholders in favor of the adoption of the

CUSIP No. 36466R 20 0                13D                             Page 4 of 6

Merger Agreement. In addition, the Stockholders have agreed to vote against any proposal (i) in opposition to adoption of the Merger Agreement or in competition or inconsistent with the GameStop Merger or any transaction contemplated by the Merger Agreement, (ii) any GameStop Takeover Proposal (as defined in the Merger Agreement), (iii) any change in the management or board of directors of GameStop (other than as contemplated by the Merger Agreement) and (iv) any action or agreement that would result in a breach of any representation, warrant, covenant or agreement or any other obligation of GameStop under the Merger Agreement or of such Stockholder under the Voting Agreement. The Stockholders have also agreed that they will not directly or indirectly, sell, transfer, assign, pledge, encumber or otherwise dispose of any of the Company Comon Stock, or any interest therein, or any other securities convertible into or exchangeable for Common Stock of the Company (including derivative securities), or any voting rights with respect thereto or enter into any contract, option or other arrangement or understanding with respect thereto (including any voting trust or agreement and the granting of any proxy) other than (a) pursuant to the Mergers,
(b) encumbrances imposed by margin accounts maintained by each Stockholder, (c) transfers to family members of any Stockholder or pledges to investment banks or third party lenders and any other transfers resulting therefrom, (d) transfers by operation of law, by will or pursuant to the laws of decent or distribution, or (e) with the prior written consent of EB.

     Pursuant to the Voting Agreement, the Stockholders have appointed R. Richard Fontaine and Daniel A. DeMatteo as their proxy to vote all of shares of Company Common Stock at any annual or special meeting of the stockholders (a) in favor of the adoption of the Merger Agreement and (b) against any action referred to in clauses (i) through (iv) in the paragraph above.

     The Voting Agreement terminates after the earlier of (a) the termination of the Merger Agreement in accordance with its terms or (b) the day following the Effective Time (as defined in the Merger Agreement).

     The descriptions of the Merger Agreement and Voting Agreement contained in this Amendment No. 1 are qualified in their entirety by reference to such agreements, copies of which are included as Exhibit 1 and Exhibit 2 to this Amendment No. 1, respectively, and are incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of Schedule 13D is hereby amended and supplemented to include the following:

     The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.   Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

     1. Agreement and Plan of Merger, dated as of April 17, 2005, among GameStop Corp., Electronics Boutique Holdings Corp., GameStop, Inc., GSC Holdings Corp., Cowboy Subsidiary LLC

CUSIP No. 36466R 20 0                13D                             Page 5 of 6

and Eagle Subsidiary LLC (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Electronics Boutique Holdings Corp. on April 18, 2005).

     2. Voting Agreement, dated as of April 17, 2005, between Leonard Riggio, Barnes & Noble College Booksellers, Inc., The Riggio Foundation, GameStop Corp. and Electronics Boutique Holdings Corp. (incorporated by reference to Exhibit
9.1 to the Company's Current Report on Form 8-K, dated as of April 18, 2005).

CUSIP No. 36466R 20 0                13D                             Page 6 of 6

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2005


                                               /s/ Leonard Riggio
                                               ---------------------------------
                                               Leonard Riggio